U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)


                               CITY CAPITAL CORPORATION
                                  (Name of Issuer)

                                    COMMON STOCK
                          (Title of Class of Securities)

                                    17776P-20-9
                                   (CUSIP Number)

                              Ephren W. Taylor, II, CEO
                              City Capital Corporation
                           2000 Mallory Lane, Suite 130-301
                              Franklin, Tennessee 37067
    (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                 October 8, 2008
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Ephren W. Taylor II

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________

(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 456,172

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  456,172

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 456,172

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 12.64% (as of October 8, 2008)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

City Capital Corporation
Common Stock, $0.001 par value
2000 Mallory Lane, Suite 130-301
Franklin, Tennessee 37067

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: Ephren W. Taylor II.

(b)  Address: 2000 Mallory Lane, Suite 130-301, Franklin, Tennessee 37067

(c)  Occupation: CEO of the Issuer.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 6 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 456,172 shares owned by Mr. Taylor (2,302 directly and 453,870 indirectly through Ephren Taylor Holdings LLC, which is controlled by Mr. Taylor). This amount represents, as of October 8, 2008, 12.64% of the outstanding common stock of the Issuer (total of 3,608,473 as of that date).

(b) Mr. Taylor has sole voting and dispositive power with respect to 456,172 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

2,500,000 shares of executive compensation (issued to Mr. Taylor on May 5, 2008) was valued at $500,000 (contract value) in accordance with Mr. Taylor's employment agreement dated January 1, 2008. The stock value at January 3, 2008 was $1.30 per share and only 384,615 should have been issued in accordance with Section 3.2 of his employment agreement with the Issuer, as described in Item 6 below. The Issuer recorded $2,115 relating to the 2,115,385 shares that were canceled on October 8, 2008 (2,500,000 less the 384,615 less the 200,000 shares already transferred to a third party).

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Employment Agreement between the Issuer and Ephren W. Taylor II, dated January 1, 2008 (incorporated by reference to Exhibit 10.8 of the Form 10-Q filed on May 20, 2008).

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       Ephren W. Taylor II

Date: February 3, 2009                 /s/  Ephren W. Taylor II